No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 5, 2016, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal third quarter ended December 31, 2015 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 29, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2015

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2015 and December 31, 2015

		Yen (millions)
Assets	Note	March 31, 2015	December 31, 2015
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥1,471,730	¥1,633,453
Trade receivables		820,681	699,727
Receivables from financial services		2,098,951	1,978,602
Other financial assets		92,708	149,298
Inventories		1,498,312	1,396,478
Other current assets		313,758	391,771

Total current assets		6,296,140	6,249,329

Non-current assets:
Investments accounted for using the equity method		614,975	621,277
Receivables from financial services		3,584,654	3,327,095
Other financial assets		350,579	361,223
Equipment on operating leases	6	3,335,367	3,741,841
Property, plant and equipment	7	3,189,511	3,185,734
Intangible assets		759,535	814,997
Deferred tax assets		138,069	125,009
Other non-current assets		157,007	161,740

Total non-current assets		12,129,697	12,338,916

Total assets		¥18,425,837	¥18,588,245

		Yen (millions)
Liabilities and Equity	Note	March 31, 2015	December 31, 2015
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,157,738	¥987,905
Financing liabilities		2,833,563	2,938,445
Accrued expenses		377,372	338,058
Other financial liabilities		109,715	83,387
Income taxes payable		53,654	44,042
Provisions	8	294,281	404,734
Other current liabilities		474,731	447,978

Total current liabilities		5,301,054	5,244,549

Non-current liabilities:
Financing liabilities		3,926,276	3,909,390
Other financial liabilities		61,147	55,069
Retirement benefit liabilities		592,724	591,381
Provisions	8	182,661	169,029
Deferred tax liabilities		744,410	879,589
Other non-current liabilities		234,744	234,714

Total non-current liabilities		5,741,962	5,839,172

Total liabilities		11,043,016	11,083,721

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,165)	(26,176)
Retained earnings		6,083,573	6,402,345
Other components of equity		794,034	603,944

Equity attributable to owners of the parent		7,108,627	7,237,298
Non-controlling interests		274,194	267,226

Total equity		7,382,821	7,504,524

Total liabilities and equity		¥18,425,837	¥18,588,245

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2014 and 2015

		Yen (millions)
	Note	December 31, 2014	December 31, 2015
		unaudited	unaudited
Sales revenue		¥9,836,584	¥10,943,262

Operating costs and expenses:
Cost of sales		(7,626,209)	(8,503,957)
Selling, general and administrative		(1,185,041)	(1,410,722)
Research and development		(440,829)	(461,376)

Total operating costs and expenses		(9,252,079)	(10,376,055)

Operating profit		584,505	567,207

Share of profit of investments accounted for using the equity method	5	78,143	117,611

Finance income and finance costs:
Interest income		19,629	21,312
Interest expense		(14,664)	(13,538)
Other, net		30,965	1,564

Total finance income and finance costs		35,930	9,338

Profit before income taxes		698,578	694,156

Income tax expense	9	(230,815)	(208,818)

Profit for the period		¥467,763	¥485,338

Profit for the period attributable to:
Owners of the parent		427,530	437,975
Non-controlling interests		40,233	47,363

		Yen
		December 31, 2014	December 31, 2015
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥237.21	¥243.01

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2014 and 2015

		Yen (millions)
	Note	December 31, 2014	December 31, 2015
		unaudited	unaudited
Profit for the period		¥467,763	¥485,338

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(6,162)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		17,211	(2,303)
Share of other comprehensive income of investments accounted for using the equity method		(146)	(319)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		590,258	(185,534)
Share of other comprehensive income of investments accounted for using the equity method		48,598	(18,452)

Total other comprehensive income, net of tax		649,759	(206,608)

Comprehensive income for the period		¥1,117,522	¥278,730

Comprehensive income for the period attributable to:
Owners of the parent		1,049,833	247,632
Non-controlling interests		67,689	31,098

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended December 31, 2014 and 2015

		Yen (millions)
	Note	December 31, 2014	December 31, 2015
		unaudited	unaudited
Sales revenue		¥3,497,906	¥3,617,223

Operating costs and expenses:
Cost of sales		(2,684,121)	(2,789,606)
Selling, general and administrative		(454,464)	(497,167)
Research and development		(149,320)	(167,371)

Total operating costs and expenses		(3,287,905)	(3,454,144)

Operating profit		210,001	163,079

Share of profit of investments accounted for using the equity method		36,781	45,097

Finance income and finance costs:
Interest income		7,252	7,218
Interest expense		(5,106)	(4,406)
Other, net		15,491	(10,098)

Total finance income and finance costs		17,637	(7,286)

Profit before income taxes		264,419	200,890

Income tax expense		(95,869)	(61,769)

Profit for the period		¥168,550	¥139,121

Profit for the period attributable to:
Owners of the parent		152,396	124,187
Non-controlling interests		16,154	14,934

		Yen
		December 31, 2014	December 31, 2015
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥84.56	¥68.91

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2014 and 2015

		Yen (millions)
	Note	December 31, 2014	December 31, 2015
		unaudited	unaudited
Profit for the period		¥168,550	¥139,121

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		429	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		6,258	10,325
Share of other comprehensive income of investments accounted for using the equity method		(1,201)	1,874
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		369,181	13,508
Share of other comprehensive income of investments accounted for using the equity method		30,099	(10,048)

Total other comprehensive income, net of tax		404,766	15,659

Comprehensive income for the period		¥573,316	¥154,780

Comprehensive income for the period attributable to:
Owners of the parent		539,949	137,541
Non-controlling interests		33,367	17,239

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2014 and 2015

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2014 (unaudited)		¥86,067	¥171,117	¥(26,149)	¥5,831,140	¥273,359	¥6,335,534	¥223,394	¥6,558,928

Comprehensive income for the period
Profit for the period					427,530		427,530	40,233	467,763
Other comprehensive income, net of tax						622,303	622,303	27,456	649,759

Total comprehensive income for the period					427,530	622,303	1,049,833	67,689	1,117,522
Reclassification to retained earnings					(4,094)	4,094	—		—
Transactions with owners and other
Dividends paid	13				(118,951)		(118,951)	(21,323)	(140,274)
Purchases of treasury stock				(11)			(11)		(11)
Disposal of treasury stock				1			1		1
Equity transactions and others								(2,924)	(2,924)

Total transactions with owners and other				(10)	(118,951)		(118,961)	(24,247)	(143,208)

Balance as of December 31, 2014 (unaudited)		¥86,067	¥171,117	¥(26,159)	¥6,135,625	¥899,756	¥7,266,406	¥266,836	¥7,533,242

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2015 (unaudited)		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

Comprehensive income for the period
Profit for the period					437,975		437,975	47,363	485,338
Other comprehensive income, net of tax						(190,343)	(190,343)	(16,265)	(206,608)

Total comprehensive income for the period					437,975	(190,343)	247,632	31,098	278,730
Reclassification to retained earnings					(253)	253	—		—
Transactions with owners and other
Dividends paid	13				(118,950)		(118,950)	(35,251)	(154,201)
Purchases of treasury stock				(11)			(11)		(11)
Disposal of treasury stock
Equity transactions and others								(2,815)	(2,815)

Total transactions with owners and other				(11)	(118,950)		(118,961)	(38,066)	(157,027)

Balance as of December 31, 2015 (unaudited)		¥86,067	¥171,118	¥(26,176)	¥6,402,345	¥603,944	¥7,237,298	¥267,226	¥7,504,524

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2014 and 2015

		Yen (millions)
	Note	December 31, 2014	December 31, 2015
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥698,578	¥694,156
Depreciation, amortization and impairment losses excluding equipment on operating leases		455,635	493,836
Share of profit of investments accounted for using the equity method		(78,143)	(117,611)
Finance income and finance costs, net		(28,145)	(10,947)
Interest income and interest costs from financial services, net		(131,071)	(120,419)
Changes in assets and liabilities
Trade receivables		59,925	60,095
Inventories		(23,943)	51,020
Trade payables		(103,373)	(51,047)
Accrued expenses		(40,384)	(34,993)
Provisions and retirement benefit liabilities		21,807	105,749
Receivables from financial services		160,921	328,043
Equipment on operating leases		(401,199)	(424,387)
Other assets and liabilities		(32,045)	(61,480)
Other, net		(10,405)	1,368
Dividends received		76,889	61,433
Interest received		176,507	178,208
Interest paid		(65,488)	(71,223)
Income taxes paid, net of refunds		(174,707)	(123,146)

Net cash provided by operating activities		561,359	958,655

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(455,970)	(485,311)
Payments for additions to and internally developed intangible assets		(160,779)	(177,354)
Proceeds from sales of property, plant and equipment and intangible assets		27,222	19,984
Payments for acquisitions of investments accounted for using the equity method		(1,561)	—
Payments for acquisitions of other financial assets		(73,104)	(129,871)
Proceeds from sales and redemptions of other financial assets		77,352	91,664
Other, net		328	(1,977)

Net cash used in investing activities		(586,512)	(682,865)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,437,390	6,180,654
Repayments of short-term financing liabilities		(6,243,085)	(6,454,410)
Proceeds from long-term financing liabilities		1,072,964	1,413,771
Repayments of long-term financing liabilities		(990,799)	(1,001,637)
Dividends paid to owners of the parent		(118,951)	(118,950)
Dividends paid to non-controlling interests		(20,593)	(33,044)
Purchases and sales of treasury stock, net		(10)	(11)
Other, net		(35,807)	(35,168)

Net cash provided by (used in) financing activities		101,109	(48,795)

Effect of exchange rate changes on cash and cash equivalents		114,617	(65,272)

Net change in cash and cash equivalents		190,573	161,723
Cash and cash equivalents at beginning of year		1,193,584	1,471,730

Cash and cash equivalents at end of period		¥1,384,157	¥1,633,453

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2015.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2015.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

 (a) Segment Information

Segment information as of and for the nine months ended December 31, 2014 and 2015 is as follows:

As of and for the nine months ended December 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,332,035	¥7,171,380	¥1,104,558	¥228,611	¥9,836,584	¥—	¥9,836,584
Intersegment	—	101,557	9,872	19,127	130,556	(130,556)	—

Total	1,332,035	7,272,937	1,114,430	247,738	9,967,140	(130,556)	9,836,584

Segment profit (loss)	¥138,781	¥297,822	¥148,395	¥(493)	¥584,505	¥—	¥584,505

Segment assets	¥1,510,495	¥7,451,797	¥9,464,294	¥361,133	¥18,787,719	¥(426,148)	¥18,361,571
Depreciation and amortization	52,203	389,664	345,888	8,925	796,680	—	796,680
Capital expenditures	52,467	543,981	1,213,624	9,140	1,819,212	—	1,819,212

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,368,176	¥7,950,031	¥1,380,268	¥244,787	¥10,943,262	¥—	¥10,943,262
Intersegment	—	96,151	9,600	13,766	119,517	(119,517)	—

Total	1,368,176	8,046,182	1,389,868	258,553	11,062,779	(119,517)	10,943,262

Segment profit (loss)	¥154,145	¥268,104	¥155,803	¥(10,845)	¥567,207	¥—	¥567,207

Segment assets	¥1,387,628	¥7,520,141	¥9,431,907	¥356,017	¥18,695,693	¥(107,448)	¥18,588,245
Depreciation and amortization	55,122	421,891	460,640	10,157	947,810	—	947,810
Capital expenditures	49,681	581,905	1,474,286	12,284	2,118,156	—	2,118,156

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

Segment information for the three months ended December 31, 2014 and 2015 is as follows:

For the three months ended December 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥472,783	¥2,566,652	¥381,096	¥77,375	¥3,497,906	¥—	¥3,497,906
Intersegment	—	43,090	4,370	8,205	55,665	(55,665)	—

Total	472,783	2,609,742	385,466	85,580	3,553,571	(55,665)	3,497,906

Segment profit (loss)	¥53,024	¥109,588	¥50,170	¥(2,781)	¥210,001	¥—	¥210,001

For the three months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥442,182	¥2,652,491	¥444,590	¥77,960	¥3,617,223	¥—	¥3,617,223
Intersegment	—	32,065	3,232	4,097	39,394	(39,394)	—

Total	442,182	2,684,556	447,822	82,057	3,656,617	(39,394)	3,617,223

Segment profit (loss)	¥49,507	¥69,577	¥51,494	¥(7,499)	¥163,079	¥—	¥163,079

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2014 and 2015 amounted to ¥298,348 million and ¥402,463 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2014
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,557,230	¥5,101,235	¥488,551	¥1,971,780	¥717,788	¥9,836,584	¥—	¥9,836,584
Inter-geographic areas	1,358,957	255,397	54,713	440,295	2,729	2,112,091	(2,112,091)	—

Total	2,916,187	5,356,632	543,264	2,412,075	720,517	11,948,675	(2,112,091)	9,836,584

Operating profit (loss)	¥201,586	¥189,174	¥(6,478)	¥207,181	¥32,377	¥623,840	¥(39,335)	¥584,505

Assets	¥4,080,580	¥10,547,552	¥654,797	¥2,496,126	¥770,164	¥18,549,219	¥(187,648)	¥18,361,571
Non-current assets other than financial instruments and deferred tax assets	¥2,178,112	¥4,012,316	¥136,770	¥727,961	¥219,536	¥7,274,695	¥—	¥7,274,695

As of and for the nine months ended December 31, 2015
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,463,373	¥6,133,622	¥479,375	¥2,224,302	¥642,590	¥10,943,262	¥—	¥10,943,262
Inter-geographic areas	1,467,982	300,851	66,868	469,948	2,582	2,308,231	(2,308,231)	—

Total	2,931,355	6,434,473	546,243	2,694,250	645,172	13,251,493	(2,308,231)	10,943,262

Operating profit (loss)	¥81,766	¥184,394	¥(3,127)	¥269,807	¥11,414	¥544,254	¥22,953	¥567,207

Assets	¥4,259,603	¥10,690,637	¥642,390	¥2,505,803	¥596,279	¥18,694,712	¥(106,467)	¥18,588,245
Non-current assets other than financial instruments and deferred tax assets	¥2,353,689	¥4,522,481	¥111,624	¥741,779	¥174,739	¥7,904,312	¥—	¥7,904,312

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2014
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥507,713	¥1,887,050	¥151,309	¥709,919	¥241,915	¥3,497,906	¥—	¥3,497,906
Inter-geographic areas	456,393	80,724	19,025	163,493	906	720,541	(720,541)	—

Total	964,106	1,967,774	170,334	873,412	242,821	4,218,447	(720,541)	3,497,906

Operating profit (loss)	¥75,724	¥79,919	¥(2,533)	¥77,088	¥10,168	¥240,366	¥(30,365)	¥210,001

For the three months ended December 31, 2015
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥474,543	¥2,028,572	¥161,236	¥759,658	¥193,214	¥3,617,223	¥—	¥3,617,223
Inter-geographic areas	558,258	118,133	25,257	154,205	772	856,625	(856,625)	—

Total	1,032,801	2,146,705	186,493	913,863	193,986	4,473,848	(856,625)	3,617,223

Operating profit (loss)	¥27,795	¥37,905	¥(5,306)	¥88,234	¥(303)	¥148,325	¥14,754	¥163,079

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2014 and 2015 amounted to ¥298,348 million and ¥402,463 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2014, the Company recognized impairment losses of ¥18,979 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the nine months ended December 31, 2015, the Company did not recognize any significant impairment losses.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2014 and 2015 are ¥1,210,961 million and ¥1,470,583 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2014 and 2015 are ¥462,913 million and ¥584,009 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2014 and 2015 are ¥480,360 million and ¥488,079 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2014 and 2015 are ¥34,285 million and ¥38,401 million, respectively.

(8) Provisions

The components of and changes in provisions for the nine months ended December 31, 2015 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2015	¥421,523	¥55,419	¥476,942

Provision	¥302,435	¥11,144	¥313,579
Charge-offs	(183,727)	(8,442)	(192,169)
Reversal	(6,780)	(4,354)	(11,134)
Exchange differences on translating foreign operations	(10,173)	(3,282)	(13,455)

Balance as of December 31, 2015	¥523,278	¥50,485	¥573,763

Current liabilities and non-current liabilities of provisions as of March 31, 2015 and December 31, 2015 are as follows:

	Yen (millions)
	As of March 31, 2015	As of December 31, 2015
Current liabilities	¥294,281	¥404,734
Non-current liabilities	182,661	169,029

Total	¥476,942	¥573,763

Explanatory notes:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are used for expenditures based on the demand from customers and dealers.

(9) Income Taxes

In May 2015, the lawsuit related to transfer pricing involving the Company’s foreign transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund plus interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the nine months ended December 31, 2015.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

 (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

 (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

 (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

 (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

 (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator.

 (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

 (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and December 31, 2015 consist of the following:

	Yen (millions)
As of March 31, 2015	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥6,199	¥—	¥6,199
Interest rate instruments	—	28,399	—	28,399

Total	—	34,598	—	34,598

Debt securities	17,665	33,481	8,172	59,318
Financial assets measured at fair value through other comprehensive income:
Equity securities	170,641	—	14,242	184,883

Total	¥188,306	¥68,079	¥22,414	¥278,799

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥33,429	¥—	¥33,429
Interest rate instruments	—	14,099	—	14,099

Total	—	47,528	—	47,528

Total	¥—	¥47,528	¥—	¥47,528

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2015.

	Yen (millions)
As of December 31, 2015	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,067	¥—	¥19,067
Interest rate instruments	—	25,284	—	25,284

Total	—	44,351	—	44,351

Debt securities	17,850	36,841	6,031	60,722
Financial assets measured at fair value through other comprehensive income:
Equity securities	166,010	—	11,876	177,886

Total	¥183,860	¥81,192	¥17,907	¥282,959

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥24,275	¥—	¥24,275
Interest rate instruments	—	6,707	—	6,707

Total	—	30,982	—	30,982

Total	¥—	¥30,982	¥—	¥30,982

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2015.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2015 and December 31, 2015 are as follows:

	Yen (millions)
	As of March 31, 2015		As of December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,683,605	¥5,714,504	¥5,305,697	¥5,285,764
Debt securities	18,231	18,235	46,930	46,929
Financing liabilities	6,759,839	6,825,427	6,847,835	6,881,960

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

 Claims and Lawsuits

Honda is subject to potential liability under other various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

 Loss related to airbag inflators

Honda provides warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2014 and 2015 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the nine months ended December 31, 2014 and 2015.

	2014	2015
Profit for the period attributable to owners of the parent (millions of yen)	¥427,530	¥437,975
Weighted average number of common shares outstanding, basic (shares)	1,802,289,849	1,802,285,552
Basic earnings per share attributable to owners of the parent (yen)	¥237.21	¥243.01

Earnings per share attributable to owners of the parent for the three months ended December 31, 2014 and 2015 are calculated based on the following information. There were no potentially dilutive common shares outstanding for the three months ended December 31, 2014 and 2015.

	2014	2015
Profit for the period attributable to owners of the parent (millions of yen)	¥152,396	¥124,187
Weighted average number of common shares outstanding, basic (shares)	1,802,288,789	1,802,284,798
Basic earnings per share attributable to owners of the parent (yen)	¥84.56	¥68.91

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Dividend

 (a) Dividend payout

For the nine months ended December 31, 2014

Resolution	The Ordinary General Meeting of Shareholders on June 13, 2014
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2014
Effective date	June 16, 2014

Resolution	The Board of Directors Meeting on July 29, 2014
Type of shares	Common shares
Total amount of dividends (million yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2014
Effective date	August 25, 2014

Resolution	The Board of Directors Meeting on October 28, 2014
Type of shares	Common shares
Total amount of dividends (million yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2014
Effective date	November 28, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2015

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

Resolution	The Board of Directors Meeting on July 31, 2015
Type of shares	Common shares
Total amount of dividends (million yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2015
Effective date	August 25, 2015

Resolution	The Board of Directors Meeting on November 4, 2015
Type of shares	Common shares
Total amount of dividends (million yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2015
Effective date	November 30, 2015

 (b) Dividends payable of which record date was in the nine months ended December 31, 2015, effective after the period

Resolution	The Board of Directors Meeting on January 29, 2016
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	December 31, 2015
Effective date	February 26, 2016

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President, Chief Executive Officer and Representative Director and Kohei Takeuchi, Director and Chief Operating Officer for Business Management Operations on February 5, 2016.